Exhibit 12.1

LOEWS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN MILLIONS)

	QUARTER ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2013	2012	2012	2011	2010	2009	2008
Pretax income from continuing operations	$512	$741	$1,399	$2,226	$2,902	$1,728	$594
Add (deduct):
Undistributed loss (income) from equity investees	(108)	(73)	(103)	74	(184)	(220)	451
Capitalized interest	(20)	(10)	(55)	(30)	(22)	(29)	(115)
Amortization of capitalized interest	3	2	10	8	8	8	2

Earnings before fixed charges	387	660	1,251	2,278	2,704	1,487	932

Fixed charges (a)
Interest expense	108	111	440	522	517	448	345
Capitalized interest	20	10	55	30	22	29	115
Interest factor related to rent	9	11	38	38	38	40	40

Total fixed charges	137	132	533	590	577	517	500

Total earnings and fixed charges	$524	$792	$1,784	$2,868	$3,281	$2,004	$1,432

Ratio of earnings to fixed charges	3.8	6.0	3.3	4.9	5.7	3.9	2.9

(a)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs and (iii) one-third of rent expense which is deemed representative of an interest factor.